

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

October 8, 2009

<u>Via U.S. Mail</u>

Michael G. Rowles, Esq.
Executive Vice President, General Counsel and Secretary
Live Nation, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

> **Re: Live Nation, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 15, 2009**
> **File No. 333-159991**
>
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **File No. 001-32601**
>
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 001-32601**

Dear Mr. Rowles:

    We have reviewed your responses to the comments in our letter dated July 28, 2009 and have the following additional comments.

<u>Registration Statement on Form S-4</u>

<u>Summary, page 10</u>

1. We note your response to prior comment 3. Please provide substantiation for the disclosure that Ticketmaster is the "world's leading live entertainment ticketing and marketing company based upon the number of tickets sold" or, alternatively, note that it reflects Ticketmaster's belief.

Interests of Directors and Executive Officers, page 15

2. We note your response to prior comment 4. Please, however, revise to provide an estimate of the aggregate amount of all benefits that the officers and directors will receive in this transaction which regular shareholders do not. You may use a share price as of a certain date to make such estimates if necessary.

Risk Factors, page 32

3. Please include a risk factor discussing the fact that the parties to the merger are required to take all reasonable steps in order to attempt to obtain regulatory approval of the merger, including steps that might deplete or eliminate the value of the projected $40 million in synergies of the merger.

The exchange ratio is subject to adjustment prior to completion of the merger, page 33

4. Please disclose the amount of time you anticipate between the vote and closing since the exchange ratio can fluctuate during that time.

The combined company will have substantial indebtedness, page 37

5. We note your response to prior comment 9. Please revise, however, to disclose that all interest rate spreads under Ticketmaster's credit facility will increase by 1.25% pursuant to the amendment that will take effect at the time of the merger. Also revise throughout the document, where applicable, such as the first bullet point on page 65.

If the merger is completed, the terms of Live Nation Worldwide's agreement with CTS will cause Live Nation Worldwide to incur ongoing costs and could reduce operational efficiencies that the combined company might otherwise obtain through the merger, page 37

6. We note from your disclosure on page 37 that Live Nation is party to a licensing agreement with CTS. However, it is not clear from your disclosure if there will be any changes to the agreement or future additional costs that will be incurred by Live Nation solely due to the merger transaction. If there will be any recurring costs that will be incurred by Live Nation (or the combined company) that are directly attributable to the merger transaction, and factually supportable, we believe these costs should be reflected as adjustments in the pro forma income statement. Please revise or advise accordingly. Also, to the extent the CTS agreement is expected to impact Live Nation's and or the combined company's future operating results in a material adverse manner, we believe you should revise your MD&A section to include a discussion of the impact of this contract on the Company's future operating results.

The Merger could cause the Ticketmaster spin-off to become a taxable transaction, page 38

7. We note your response to our prior comment number 10. Please quantify or estimate, to the extent possible, the aggregate market value of the Ticketmaster common stock as of the date of the merger. Alternatively, describe how this amount might be determined.

Background of the Merger, page 57

8. We note your response to prior comment 15. You state that the potential annual synergies are estimated at approximately $40 million. In certain of the board books provided to us pursuant to prior comment 1, we note that there are estimated synergies as high as [XX]. Please revise to clarify why you chose the figure that you disclosed and note that there were a range of estimates.

9. We note your response to prior comment 16. Please briefly disclose the reasons that Live Nation decided against the alternative business transactions discussed on page 57 that it considered.

10. In this connection, please revise to clarify what you mean by the proposed transaction with Live Nation being "more attractive" in the last paragraph on page 58.

Live Nation's Reasons for the Merger, page 61

11. We note your responses to prior comments 21 and 22. Please revise to clarify what you mean by "strategic advantages and other opportunities" in the first bullet on page 61.

Ticketmaster Entertainment's Reasons for the Merger, page 66

12. We note your response to prior comment 21 and the second portion of prior comment 23. Please revise the fourth bullet point on page 66 to briefly disclose why the terms provided by the "other party" were considered unreasonable from the board's perspective.

13. We note your response to the first portion of prior comment 23. Please disclose the basis for the conclusion by the board that the combined company will enjoy a "greater amount of free cash flows." Does the board expect these amounts to be more than merely the sum of the current companies' combined earnings and cash flows and if so, why?

Opinions of Live Nation's Financial Advisors, page 74

14. We note new disclosure on page 54 that you have completed several recent acquisitions or strategic agreements. Please revise your disclosure to make clear, if true, that the financial advisor opinions do not take into account these subsequent transactions.

Certain Financial Forecasts, page 70

15. We note that the financial projections used by Live Nation's financial advisor contain certain line items that you have not included in the tables on page 71 and 72. Please tell us why you did not feel that inclusion of those line items was appropriate or revise.

Discounted Cash Flow Analysis, page 78

16. We note your response to prior comment 26 and revisions in various places that multiples were established using the financial advisor's "professional judgment and expertise." Please provide additional disclosure in these instances that provides more meaningful information about how multiples were selected, since the expertise of the financial advisors is understood.

17. We note that Goldman Sachs used financial metrics of Live Nation and selected companies in determining the discount rates for these companies. Please identify these comparable companies.

18. Please add the substance of your response to prior comment 32 to this section so that investors may better understand the underlying purpose of this analysis and the one immediately following it. In addition, please clarify that the analyses do not specifically address the fairness to Live Nation shareholders of the consideration being paid, but rather the increase in value of their shares as a result of the merger.

Discounted Cash Flow Analysis, page 84

19. We note that Deutsche Bank selected mid-point discount rates of 11.5% and 11.75% in performing this analysis; however, disclose whether other discount rates were tested and if so, why those rates were not selected.

Value Accretion/Dilution Analysis, page 85

20. Explain why there is no numeric data in this section and provide more details about how this analysis supported a fairness determination.

Discounted Cash Flow Analysis, page 94

21. Disclose the names of the comparable companies referenced.

Contribution Analysis, page 97

22. We note the figures provided with respect to the base case and downside case free cash flow percentages as they apply to the contribution analysis for Ticketmaster and Live Nation. It appears from the board book produced by Allen & Co., however, that the range of free cash flow percentages from FY2008 to FY2011 includes numbers that Allen & Co., determined were not meaningful. Please revise the disclosure to correctly reflect these numbers and explain why there were determined not to be meaningful.

The Merger Agreement, page 109

23. We note your response to prior comments 41 and 43. It appears, however, that the closing condition with respect to tax opinions can ultimately be waived by shareholders. Please clarify whether it is your intent to file tax opinions prior to effectiveness.

Accounting Treatment, page 110

24. We note from your response to our prior comment 39 that you have revised your disclosure to provide details of how you analyzed the SFAS 141R criteria in your determination that Live Nation is the accounting acquirer. However, we still do not believe that the analysis of some of the criteria support your conclusion. For example, you disclose that because their respective post-Merger ownership will be nearly identical, the companies do not believe that relative voting rights provide influence in favor of either company being deemed the acquirer for accounting purposes. In light of the fact that under Topic 810 of the Codification, control is generally defined as the ownership of more than 50% of the voting securities of the acquired entities, please tell us why you do not believe that 50.01% of the total voting power would give Ticketmaster control of the merged company and therefore cause them to be considered the accounting acquirer.

Also, although Liberty Media will own just less than 15% of the combined company, you indicate that you believe a single stockholder voting interest in excess of 25% is a more notable factor in terms of influence. Please explain to us your basis for this conclusion and why you do not believe that the guidance in SFAS No. 141R that "the acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity" would apply in this situation. Also, please explain how you considered the existence of the two board seats to be nominated by Liberty Media in your determination that Liberty Media is not a significant minority interest.

Material U.S. Federal Income Tax Consequences, page 116

25. We note your response to our prior comment number 40; however, your new disclosure does not provide counsel's opinion as to the tax effects of this merger, but merely that the summary of the law is accurate. If you intend to supply a short form tax opinion, please revise here to make clear which are the material tax consequences and highlight that they represent counsel's opinion.

Employment Agreements, page 182

26. We note your response to prior comment 47. Please revise to clarify the disclosure regarding the achievement of management objectives to provide what constituted "adequate financing" if such measure was a pre-established metric. Alternatively, if such metric was discretionary, please make that fact clear.

Ticketmaster Entertainment's Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three and Six Months Ended June 30, 2009 Compared to the Three and Six Months Ended June 30, 2008, page 247

27. We note from the discussion on page 253 that operating income for the three and six months ended June 30, 2009 decreased in part from increases in amortization of intangibles. We also note that this was due partly to acceleration of amortization expense of $5.1 million related to certain international ticketing agreement intangible assets. Please tell us and explain in MD&A and the notes to the Company's financial statements the nature and timing of the changes in facts or circumstances that resulted in the acceleration of amortization expense related to the international ticketing agreement intangible assets. We may have further comment upon review of your response and your revised disclosures.

- Liquidity and Capital Resources, page 264

28. We note from your response to our prior comment 52 that you revised your disclosure on page 266. However, it does not appear that the disclosure in the last paragraph of the Liquidity and Capital Resources section has been revised to discuss the nature and terms of the significant changes in the amendments that will occur if the merger is consummated, including the increase in interest rates and additional restrictive covenants that may occur as a result of the merger. We believe that a detailed discussion of the changes would be useful to the reader of

this section, rather than a cross-reference to a discussion elsewhere in the filing. Please revise accordingly.

Unaudited Pro Forma Condensed Combined Financial Statements, page 306

Note 1. Basis of Pro Forma Presentation, page 311

29. We note from your response to our prior comment 55 that you have revised the pro forma financial statements to include a separate column for the spin-off adjustments and a separate column for the acquisition accounting adjustments. Please revise the unaudited pro forma statements of operations for the year ended December 31, 2008 and six months ended June 30, 2009 to include an additional subtotal column that reflects only the pro forma effects of the spin-off transaction and which does not include the effects to the acquisition accounting.

30. We note from your response to our prior comment 56 that management is currently discussing the terms of the employment agreements to take effect upon completion of the Merger. However, based on the disclosures provided on pages 108 and 109 and 280 and 281 of the registration statement, it appears that certain employment agreements with management have already been finalized. To the extent that these agreements are already finalized or will become finalized prior to the planned effectiveness of your Form S-4 registration statement, please revise the pro forma financial statements to give effect to these since they appear to be directly attributable to the merger and will have a continuing impact on the combined company's results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Footnote (4), page 312

31. We note from your response to our prior comment 57 that you have revised footnote (4) on page 312 to include the assumptions used in the Black-Scholes option pricing model. We also note that you disclose that you used the simplified method for estimating the expected life assumption. Please revise your disclosure in footnote (4) to include the additional disclosures required by SAB 110 when the simplified method is used. These disclosures include the use of the method, the reason why the method was used, and the periods for which the method was used if the method was not used in all periods. Your disclosure in the interim financial statements of Ticketmaster for the six months ended June 30, 2009 on page FIN-73 should be similarly revised.

32. We note from your response to our prior comment 60 and revised disclosure on note 314 that you have included disclosure of the valuation method used for each type of intangible asset acquired. Please revise to include detail of the significant

assumptions used in these valuation methodologies such as the discount rate, number of years of projected earnings, etc.

Note 2. Pro Forma Adjustments, page 315

Adjustments to Balance Sheets, page 315

Footnote (l), page 317

33. We note from your response to our prior comments 69 and 70 that you have recorded a liability for the fair value of the preferred shares attributable to the portion of the requisite service period that has passed, and subsequent to the modification, you will recognize compensation expense and interest expense associated with the note based on Mr. Azoff's future service requirements. However, we do not believe your disclosure in footnote (l) clearly explains your proposed accounting treatment for this note. Please clarify your disclosure in footnote (l) to clearly state the future service requirements that will apply to Mr. Azoff and how the amount of the note will be increased based on those service requirements. Also, you should clarify in your disclosure that in the future, as the remaining service terms and performance conditions are achieved, the liability related to the note will be increased and compensation expense and interest expense will be recognized. Additionally, you should disclose how the additional expense (and liability) will be calculated or provide an estimate of how much may be incurred and during what time period.

Footnote (q), page 318

34. We note from your response to our prior comment 72 and revisions to footnote (q) that the fair values of the noncontrolling interest were based on recent acquisitions, adjusted to effect for control premiums and liquidity discounts. Please revise your disclosure to explain in further detail the significant assumptions considered in determining the fair value of the noncontrolling interest. Your revised disclosures should include the names and dates of the recent acquisitions, and the specific control premium, liquidity discount and any other relevant assumptions used in determining fair value.

Footnote (t), page 319

35. We note from your response to our prior comment 73 that you have revised footnote (t) to show the amortization expense adjustment detailed by type of intangible asset. However, it is not clear how several of the amounts of amortization expense were calculated. For example, artist relationships were assigned a useful life of 1 to 19 years, yet the depreciation expense for the year ended December 31, 2008 is $783 based on a fair value adjustment of $56,151.

Also, the amortization expense for the non-compete agreements do not appear consistent with the useful life range of 1-5 years. Please clearly explain in footnote (t) how you determined the amortization expense for each intangible asset category.

Footnote (u), page 319

36. We note from your response to our prior comment 76 that the fees and costs associated with amending the Ticketmaster Entertainment credit facility have not yet been finalized. Once these amounts are finalized, please revise to include these as adjustments to the pro forma balance sheet.

Also, based on the disclosures provided in footnotes (u1) and (u2) we are still unclear as to how the adjustments to interest expense in connection with the Ticketmaster spinoff and the merger transaction for the year ended December 31, 2008 and the six months ended June 30, 2009 were calculated or determined. Please revise the notes to the pro forma financial information to include a schedule that shows the significant components of each of these adjustments as well as the specific assumptions (i.e., outstanding balances of debt, interest rates, etc) that were used to calculate or determine each of these adjustments.

Footnote (u2), page 320

37. We note your disclosure that as the loss on extinguishment was a result of the merger, the impact of the extinguishment has been recorded to goodwill. Please tell us, and disclose in your footnote, the amount of the extinguishment of debt and explain to us why you believe it is appropriate to record this amount in goodwill. Also, please tell us if the amount has been included in the goodwill on the pro forma balance sheet as of June 30, 2009.

Footnote (u4) on page 321

38. Please revise footnote (u4) to disclose the method and period over which the discount on the Senior Notes is being accreted to interest expense.

39. We note the disclosure that has been added to footnote (w) in response to our prior comment number 77. However, based on your revised disclosure we are still unclear as to how the pro adjustment to the tax provision for the six months ended June 30, 2009 was calculated or determined, given the effective tax rate disclosed in footnote (w) of 40%. Please supplementally provide us with the computation of the pro forma adjustment to the tax provision of $899. We may have further comment upon receipt of your response.

Audited Financial Statements of Ticketmaster Entertainment for the year ended
December 31, 2008

Consolidated Statements of Operations, page FIN-3
Consolidated Statements of Temporary Equity and Equity, page FIN-5

40. We note that the amounts of net losses allocated to redeemable controlling
interests and other non-controlling interests and to Ticketmaster Entertainment in
the Company's Consolidated Statement of Temporary Equity and Equity for 2008
do not agree to the amounts reflected in the Consolidated Statement of Operations
for this period. Please reconcile and revise these disclosures.

Note 2. Summary of Significant Accounting Policies
- Recent Accounting Pronouncements - Non-Controlling Interests in Consolidated
Financial Statements, page FIN-18

41. We note from the disclosure in Note 2 that Ticketmaster determined that during
its adoption of SFAS No. 160 on January 1, 2009, it incorrectly classified certain
redeemable noncontrolling interests in permanent equity rather than temporary
equity in its consolidated balance sheet as of December 31, 2008 and the related
consolidated statements of temporary equity and equity. We also note that
corrections have been made to the financial statements included in the Company's
registration statement on Form S-4 to correct these classification errors. However,
we note that the financial statements included in the Company's quarterly reports
on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 have not
been similarly revised to correct these classification errors. Please file
amendments to the Company's quarterly reports on Form 10-Q for the quarters
ended March 31, 2009 and June 30, 2009 to correct these classification errors or
explain in detail why you do not believe this is required.

Note 11. Temporary Equity and Equity, page FIN-37

42. We note from your response to our prior comment 84 that in accordance with
ASR 268 you adjusted APIC by $8.8 million to appropriately record the
instrument outside of permanent equity because redemption is outside the control
of Ticketmaster Entertainment for this award. However, we note that although
the fair value of the award was determined to be $40 million at the date of
issuance, only $31.2 million of that amount will eventually be recognized as
compensation expense over the remaining vesting period. Please tell us why you
believe it is appropriate not to recognize the initial $8.8 million that was vested
upon issuance as compensation expense. Alternatively, if this amount was
recognized as a charge to compensation expense at the time the 1,750,000 shares
of Series A Preferred shares were issued, please clearly indicate this in Note 11.

43. We note from your disclosure in Note 11 that the currently redeemable put arrangements held by the noncontrolling interests of certain subsidiaries of the Company had an estimated redemption fair value of $1.3 million and $7.8 million as of December 31, 2008 and 2007. We also note your disclosure of the additional amounts of noncontrolling interest which are not currently redeemable. However, we are unable to reconcile the amounts in Note 11 to the amounts recorded on the balance sheet under the captions "redeemable noncontrolling interests" and "noncontrolling interests." Please reconcile these amounts for us and explain to us and in the notes to your financial statements the nature and terms of the amounts recorded in temporary equity as redeemable noncontrolling interests and the amounts recorded in permanent equity as noncontrolling interests.

    Also, please disclose in the notes to the Company's financial statements the nature and terms of the acquisition transactions that occurred during 2008 which resulted in the $42,820 increase in redeemable non-controlling interests during the period, as it appears from Note 3 that only $17,604 of the purchase price for Front Line was allocated to non-controlling interests.

Note 14. Related Party Transactions, page FIN-45

44. We note from your response to our prior comment 86 that during the second quarter of 2008, IAC changed the amount of intercompany interest expense charged to Ticketmaster Entertainment which resulted in an $8.3 million interest charge in the second quarter of 2008. However, based on inconsistencies between your response and your disclosure in Note 14 we are unclear if this amount was additional interest income or interest expense recorded by Ticketmaster. Also, we do not believe you have clearly explained the period or periods to which this adjustment relates to or why it was recognized in the second quarter of 2008 rather than in the period or periods to which it relates. Please advise or revise accordingly.

Live Nation Financial Statements for the years ended December 31, 2008, 2007 and 2006
Note 6. Investments

45. We have reviewed your response to our prior comment number 96 and the calculations that have been prepared pursuant to Rule 3-09 of Regulation S-X and included in your response. However, based on the summarized financial information for Delirium Concert disclosed in Note 6 for 2006, we are unclear as to how the Company determined its share of this entity's earnings for 2006 of $4,651,099 that was used in the Company's computations prepared pursuant to Rule 3-09 of Regulation S-X. In this regard, as Delirium Concert had an operating loss and net loss of $10,438,000 for 2006 it appears that the Company's 50% share of this loss would be $5,219,000 rather than the $4,651,099 used in the

Company's computations. Furthermore, it appears that if $5,219,000 was used in the Company's computations for 2006, the Company's equity in earnings of this entity would exceed the 20% threshold for which audited financial statements would be required. Please advise or revise as appropriate.

Exhibit 99.6 – Consent of Goldman Sachs

46. We note your response to prior comment 92. The consent provided, however, still prohibits reproduction of your letter other than in connection with this specific amendment of the registration statement, which the staff deems inappropriate. Accordingly, please delete all limitations on the opinion's use or reliance.

Live Nation, Inc. Form 10-Q for the quarter ended June 30, 2009

Note 2. Long-Lived Assets

47. We note your disclosure that as of June 30, 2009, the Company's market capitalization is below its book value, however, the Company does not believe there have been any events or changes in circumstances that would require performance of an interim goodwill impairment review. Given the declining revenue levels experienced by the Company's International Music segment during the three and six months ended June 30, 2009 as compared to the same periods in 2008, along with the decline in the Company's market capitalization during the 2009 period, please explain in further detail in your response and in your future disclosures, why you do not believe these matters represent an adverse change in the business climate which require you to perform an interim goodwill impairment analysis under the requirements of paragraphs 28 of SFAS No. 142. We may have further comment upon review of your response.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: James Beaubien, Esq.
         (*via facsimile*) *(213) 891-8763*